Exhibit (a)(1)(vii)

Program Information for Employees in Canada

Earlier this year, eBay stockholders approved a Stock Option Exchange Program (Program). The Program generally gives eligible employees the opportunity to exchange certain “underwater” stock option awards for restricted stock units (RSUs) — subject to local country regulations.

Since you are employed by eBay or its majority-owned subsidiaries in Canada, you will not be granted new RSUs in the option exchange. Instead, you will be granted new options to purchase a lesser number of shares of eBay common stock for your exchanged options. Here’s why.

In Canada, an option-for-RSU exchange is subject to taxation on the date the options are cancelled in exchange for new RSU grants. In light of the potential adverse consequences to eligible employees in Canada related to an option-for-RSU exchange, we are instead offering employees in Canada the opportunity to exchange their eligible options for new options to purchase a lesser number of shares of eBay common stock. The exchange ratios for the option-for-option exchange in Canada have been calculated based on the same methodology used to calculate the number of new RSUs to be issued in the option exchange.

The number of new options that you are eligible to receive in exchange for an eligible option depends on the type of grant, grant date, exercise price and stock option expiration date of your eligible option. Additionally, the per share exercise price of new options granted in the option exchange will be equal to the per share closing trading price of eBay’s common stock on the completion date, as reported on the Nasdaq Global Select Market.

Visit our Stock Option Exchange Election site at www.eBayStockOptionExchange.com for complete information. This site can be accessed from work or home. Information is also available on iWeb.

The decision of whether or not to participate in the Stock Option Exchange Program is an important one, with many things to consider based on your own personal circumstances, so I encourage you not to put it off. If you choose to participate, you must make your election by 9:00 p.m. PDT on September 11, 2009.

Thank you.

Robin Colman

VP, Compensation, Benefits and HR Operations